Calise Y. Cheng

+1 650 843 5172

ccheng@cooley.com

August 5, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:

Joan Collopy, Special Counsel

Elizabeth Sandoe, Senior Special Counsel

Claire DeLabar, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Jeff Kauten, Staff Attorney

Larry Spirgel, Office Chief

Re:	Asana, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted July 2, 2020 CIK No. 0001477720

Ladies and Gentlemen:

On behalf of Asana, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 21, 2020 with respect to the Company’s amended Draft Registration Statement on Form S-1, confidentially submitted on July 2, 2020. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Amendment No. 3 to Draft Registration Statement on Form S-1

Risk Factors

If we are unable to attract new customers..., page 19

1.

Here you discuss certain effects of COVID-19 on your business and note that you may continue to experience a reduction in renewal rates. Either here or in your MD&A, please disclose any material reductions in renewal rates that you have experienced and provide a quantitative and qualitative discussion of these reductions.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

August 5, 2020

Page Two

The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that the Company has not experienced a material reduction in renewal rates to date.

Selected Consolidated Financial Data, page 57

2.

We note that you disclose Non-GAAP Financial Measures for Non-GAAP loss from operations, Non-GAAP net loss and Free Cash Flow. We also note that you include GAAP loss from operations and GAAP net loss in the table. Please revise to include GAAP Cash Flows from Operating Activities in the table. Please also revise the disclosure on page 14 accordingly.

The Company has revised the tables on pages 14 and 58 to include GAAP Cash Flows from Operating Activities.

Business

Our Customers, page 108

3.	We note your customer case studies. For each customer identified, please supplementally provide their consents to being identified in the prospectus.

In response to the Staff’s Comment, concurrently with the submission of the Registration Statement, the Company is supplementally providing the Staff with its customers’ consents to being identified in the prospectus under separate cover.

Description of Capital Stock, page 141

4.

Please advise whether any of your restricted stock units vest at the time of your direct listing. If so, tell us whether these holders are expected to sell concurrently with your listing to cover any expected tax liabilities.

The Company respectfully advises the Staff that the Company only recently commenced granting restricted stock units and that none of them vest or settle upon the effectiveness of the Registration Statement, the direct listing, or the opening of trading.

Plan of Distribution, page 156

5.

We note that your financial advisors are expected to provide the DMM with the company’s fair value per share, as determined by the company’s most recently completed independent common stock valuation report. Clarify how this report relates to the estimated fair value determinations by your board of directors used to restrict the sales prices of your common stock between March 16, 2020 and the present.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

August 5, 2020

Page Three

The Company respectfully notes that this disclosure around the valuation report was included in the disclosure to anticipate and respond to a request the Staff made for this information during the comment process relating to the Registration Statement on Form S-1 for Slack Technologies (File No. 333-231041). See SEC Comment Response Letter regarding Slack Technologies, Inc., dated May 13, 2020. The Company further respectfully advises the Staff that the disclosure relating to the financial advisors’ contacts with the DMM is prospective. The Company expects that its board of directors will make one or more new fair value determinations prior to the direct listing and would expect that the Company’s financial advisors, in their capacities as advisors to the DMM, would share the most recent fair value determination, as determined by the Company’s board of directors (with input from management and a contemporaneous third-party valuation), with the DMM. In this respect, the Company believes that this is pursuant to the role of the financial advisors in advising the DMM, as described in the adopting release to the applicable NYSE Listing Rules. See SEC Release No. 34-82627 (Feb. 2, 2018) (noting that the New York Stock Exchange LLC believes that a financial advisor in advising the DMM “would be able to provide input to the DMM regarding expectations of where such a new listing should be priced, based on pre-listing selling and buying interest and other factors that would not be available to the DMM through other sources”). The Company notes that any prior fair value determination by the Company’s board of directors will have been superseded by the most recent estimated fair value determination at the time that the Company’s Class A common stock commences public trading. The Company supplementally advises the Staff that the estimated fair value determinations used to restrict sales prices of the Company’s common stock on the Nasdaq Private Market (the “NPM”) from March 16, 2020 through June 14, 2020 and from June 15, 2020 through July 31, 2020 were based upon the fair value determinations of the Company’s board of directors, which fair valuation determinations were effective as of February 1, 2020 and April 30, 2020, respectively. Sales of the Company’s capital stock on the NPM ceased as of July 31, 2020 and will not be continuing thereafter.

General

6.

We note numerous references (pages 41 and 156) to how the DMM may consult with and receive “input” from multiple financial advisors (e.g., “. . . the DMM may also consult with our other financial advisors” and on that same page, “. . . our other financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and prelisting selling and buying interest, after consultation with certain institutional investors (which may include certain of the Registered Stockholders) . . . . and certain of our other financial advisors, in their capacity as financial advisors to the Company, and who are available to consult with the DMM . . ..”) However, under the rules of the NYSE, the DMM is permitted to consult with/use only one financial advisor (not multiple financial advisors) in connection with the pricing/opening of the direct listing. Please revise accordingly. We note that the use of a single financial advisor is noted on the prospectus cover page, which states, “[b]ased on such orders, the designated market marker will determine an opening price for our Class A common stock in consultation with a financial advisor pursuant to applicable NYSE rules.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

August 5, 2020

Page Four

The Company acknowledges the Staff’s Comment and respectfully submits that it does not believe that NYSE Rule 7.35A(g) requires only one financial advisor to the DMM, but rather that there must be at least one such financial advisor to the DMM. In this regard, the Company and its legal counsel have consulted with the NYSE regarding Rule 7.35A(g) of the NYSE Listed Company Manual and confirmed that the DMM may consult with more than one financial advisor in connection with the pricing/opening of a direct listing. The Company also respectfully notes for the Staff that the Company believes that having more than one financial advisor available to consult with the DMM in connection with the opening of trading of the direct listing of its Class A common stock is consistent with the approach taken in the direct listing of Class A common stock of Slack Technologies, Inc. on the NYSE. Furthermore, the Company believes that the consultation with multiple financial advisors will provide the DMM with more information relating to the pricing of the shares at the time of the commencement of trading, including pre-listing selling and buying interest and other factors that would not be available to the DMM through other sources. These additional inputs should provide for a more robust price discovery process by the DMM. The Company believes it is important for the DMM to have sufficient information to effect a fair and orderly opening of its shares and that, pursuant to Rule NYSE 7.35A(g), the additional information provided by more than one financial advisor to the DMM will help provide for this.

7.

Please advise whether the Company, the financial advisors, associate financial advisors, the Registered Stockholders, and any affiliated persons, each intend to rely on, and will conduct their activities in connection with the proposed direct listing within the scope of and in accordance with the representations/terms set forth in the Spotify Technology S.A. No-Action Letter under Regulation M (March 23, 2018) (the “Spotify Letter”). If they intend to rely on the Spotify Letter, please explain how the disclosure “. . . after consultation with certain institutional investors (which may include certain of the Registered Stockholders . . .” is not inconsistent with the representations set forth in the Spotify Letter. Also, there is a statement on page 43 that “. .. . we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market.” Please clarify whether this statement is also applicable to financial advisors and associate financial advisors.

In response to the Staff’s Comment, the Company supplementally advises the Staff that the Company, the financial advisors, the associate financial advisors, the Registered Stockholders, and any affiliated persons each intend to rely on and will conduct their activities in connection with the proposed direct listing within the scope of, and in accordance with the representations and terms set forth in, the Spotify Letter. Per the Spotify Letter, the Company will not coordinate, solicit or facilitate (other than by filing and maintaining the effectiveness of the Registration Statement and arranging for the Listing of the Company’s Class A common stock on the NYSE) any resale of shares by the Registered Stockholders. Moreover, the Company’s financial advisors will not (i) conduct any price discovery activities on the Company’s behalf, or share any such information provided by such potential investors and holders of the Company’s Class A common stock

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

August 5, 2020

Page Five

with the Company or (ii) effect any buy or sell orders for trading on the NYSE prior to the listing date. The Company further advises the Staff that, as discussed in the review processes for the listing of shares of both Spotify Technology and Slack Technologies, the financial advisors are each part of a larger financial institution that has a separate, full-service brokerage operation, which may, independently and without direction by the Company or the financial advisors acting in that capacity, engage in ordinary secondary market sales and trading activities (some of which sales may be effected pursuant to the Registration Statement once effective and after the Company’s Class A common stock have been listed and begin trading on the NYSE). The Company does not believe the Spotify Letter prohibits the financial advisors who have been designated to interact with the DMM from consulting with potential investors and holders of the Company’s capital stock to obtain information regarding pre-listing buying and selling interest in order to support a more robust price discovery process by the DMM and, indeed, believes these activities are contemplated by the NYSE direct listing rules. Without such activities, the benefits of the financial advisors’ discussions with the DMM for the benefit of the DMM would be significantly reduced and the establishment of a fair and orderly opening reference price for the direct listing by the DMM would be severely hampered.

The Company further supplementally advises the Staff that the statement on page 43 of the Registration Statement that “. . . we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market” is applicable only to the Company and is in accordance with the representations/terms set forth in the Spotify Letter.

8.

Please note that any possible selling activity by the Registered Stockholders where there’s excessive compensation (i.e., “. . . or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved” as stated on page 157) to be paid to broker-dealers to facilitate such selling would appear to be inconsistent with the second bullet point representation set forth in the Spotify Letter, i.e., the requirement that the ordinary brokerage transactions by the Registered Shareholders be made into an “independent market” (i.e., one not dominated or controlled by the Company or its financial advisors and without any special selling efforts/selling methods). Please revise accordingly or, alternatively, explain how the Company, the Financial Advisors, the Registered Stockholders intend to comply with the trading restrictions in Regulation M in light of their inability to rely on the Spotify Letter.

The Company acknowledges the Staff’s Comment and has revised the disclosure on page 158 to delete the reference regarding commissions being potentially in excess of those customary for the types of transactions involved.

9.

Please revise the statement on page 39, which currently reads, “Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our common stock on Nasdaq immediately after the listing.”

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

August 5, 2020

Page Six

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the statement on page 39 to read as follows: “Unlike the case in a traditional underwritten offering, this registration statement does not include the registration of additional shares that may be used at the option of the underwriters in connection with overallotment activity. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement.”

*                *                 *

Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:

Dustin Moskovitz, Asana, Inc.

Tim Wan, Asana, Inc.

Eleanor Lacey, Asana, Inc.

David J. Segre, Cooley LLP

Jon C. Avina, Cooley LLP

Stephen J. Venuto, Orrick, Herrington & Sutcliffe LLP

William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Niki Fang, Orrick, Herrington & Sutcliffe LLP

Greg Rodgers, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Dana Fleischman, Latham & Watkins LLP

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com